UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CAPITAL PRODUCT PARTNERS L.P.
(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

Y11082107
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y11082107	SCHEDULE 13G	Page 2 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,040,404 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,040,404 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,404 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% (2)
12	TYPE OF REPORTING PERSON PN

(1)  In its capacity as the direct owner of 100,000 Common Units of the Issuer and 3,940,404 Class B Convertible Preferred Units of the Issuer.  As of the date of this Schedule 13G, each Class B Convertible Preferred Unit is convertible at the option of the holder into one Common Unit of the Issuer.  The number of Common Units issuable upon the conversion of the Class B Convertible Preferred Units may be adjusted from time to time in accordance with certain anti-dilution protection provisions as set forth in the second amendment, dated as of May 22, 2012, to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., as amended.

(2) All calculations of percentage ownership are based on a total of 106,104,746 Common Units, consisting of 100,290,100 Common Units outstanding as of October 31, 2014, as disclosed in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on September 4, 2014 (the “Prospectus Supplement”) and in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 31, 2014 (the “Form 6-K”), and 5,814,646 Class B Convertible Preferred Units beneficially owned by the Reporting Persons (as defined below), assuming that all of the Class B Convertible Preferred Units beneficially owned by the Reporting Persons are converted into Common Units at the current conversion ratio of one Common Unit per one Class B Convertible Preferred Unit and no other outstanding Class B Convertible Preferred Units are converted into Common Units.

CUSIP No. Y11082107	SCHEDULE 13G	Page 3 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. Y11082107	SCHEDULE 13G	Page 4 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,040,404 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,040,404 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,404 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P. and Oaktree Value Opportunities Fund Holdings, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 5 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,040,404 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 4,040,404 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,040,404 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 6 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree FF Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,465,208 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,465,208 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,208 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

(1)   In its capacity as the direct owner of 125,125 Common Units and 1,340,083 Class B Convertible Preferred Units of the Issuer through its Class F interests.

CUSIP No. Y11082107	SCHEDULE 13G	Page 7 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree FF Investment Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,465,208 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,465,208 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,208 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the general partner of Oaktree FF Investment Fund, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 8 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree FF Investment Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,465,208 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,465,208 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,465,208 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the general partner of Oaktree FF Investment Fund GP, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 9 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,505,612 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,505,612 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,612 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd.

CUSIP No. Y11082107	SCHEDULE 13G	Page 10 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,505,612 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,505,612 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,612 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON PN

(1)  Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 11 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,505,612 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,505,612 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,612 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 12 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,505,612 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,505,612 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,612 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON OO

(1)  In its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y11082107	SCHEDULE 13G	Page 13 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree-TCDRS Strategic Credit, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 584,034 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 584,034 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 584,034 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON OO

(1)  In its capacity as the direct owner of 49,875 Common Units and 534,159 Class B Convertible Preferred Units of the Issuer.

CUSIP No. Y11082107	SCHEDULE 13G	Page 14 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,089,646 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 6,089,646 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,089,646 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

(1)  In its capacity as the manager of Oaktree-TCDRS Strategic Credit, LLC and as the sole director of each of Oaktree Value Opportunities Fund GP Ltd. and Oaktree FF Investment Fund GP Ltd.

CUSIP No. Y11082107	SCHEDULE 13G	Page 15 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,089,646 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 6,089,646 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,089,646 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON CO

(1)  Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. Y11082107	SCHEDULE 13G	Page 16 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,089,646 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 6,089,646 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,089,646 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y11082107	SCHEDULE 13G	Page 17 of 27

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,089,646 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 6,089,646 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,089,646 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO

(1)  Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y11082107	SCHEDULE 13G	Page 18 of 27

ITEM 1.	(a)	Name of Issuer:

Capital Product Partners L.P. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

3 Iassonos Street Pireaus J3 18537 Greece

ITEM 2.	(a)- (c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit I, by:

(1)  Oaktree Value Opportunities Fund, L.P. (“VOF”), a Cayman Islands exempted limited partnership, in its capacity as the direct owner of 100,000 Common Units and 3,940,404 Class B Convertible Preferred Units of the Issuer;
(2)  Oaktree Value Opportunities Fund Holdings, L.P. (“VOF Holdings”), a Delaware limited partnership;
(3)  Oaktree Value Opportunities Fund GP, L.P. (“VOF GP”), a Cayman Islands exempted limited partnership, in its capacity as the general partner of VOF and VOF Holdings;
(4)  Oaktree Value Opportunities Fund GP Ltd. (“VOF GP Ltd.”), a Cayman Islands exempted company, in its capacity as the general partner of VOF GP Ltd.;
(5)  Oaktree FF Investment Fund, L.P. (“FF Inv”), a Cayman Islands exempted limited partnership, in its capacity as the direct owner of 125,125 Common Units and 1,340,083 Class B Convertible Preferred Units of the Issuer through its Class F interests;
(6) Oaktree FF Investment Fund GP, L.P. (“FF GP”), a Cayman Islands exempted limited partnership, in its capacity as the general partner of FF Inv;
(7) Oaktree FF Investment Fund GP Ltd. (“FF GP Ltd.”), a Cayman Islands exempted company, in its capacity as the general partner of FF GP;
(8)  Oaktree Fund GP I, L.P. (“GP I”), a Delaware limited partnership, in its capacity as the sole shareholder of each of VOF GP Ltd. and FF GP Ltd.;
(9)  Oaktree Capital I, L.P. (“Capital I”), Delaware limited partnership,  in in its capacity as the general partner of GP I;
(10)  OCM Holdings I, LLC (“Holdings I”), a Delaware limited liability company, in its capacity as the general partner of Capital I;
(11) Oaktree Holdings, LLC (“Holdings”), a Delaware limited liability company, in its capacity as the managing member of Holdings I;
(12) Oaktree-TCDRS Strategic Credit, LLC (“OTSC”), a Delaware limited liability company, in its capacity as the direct owner of 49,875 Common Units and 534,159 Class B Convertible Preferred Units of the Issuer;
(13) Oaktree Capital Management, L.P. (“Management”), Delaware limited partnership,  in its capacity as the duly appointed manager of OTSC and as the sole director of each of VOF GP Ltd. and FF GP Ltd.;
(14) Oaktree Holdings, Inc. (“Holdings, Inc.”), a Delaware corporation, in its capacity as the general partner of Management;
(15) Oaktree Capital Group, LLC (“OCG”), a Delaware limited liability company, in its capacity as the managing member of Holdings and as the sole shareholder of Holdings, Inc.; and
(16) Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), a Delaware limited liability company, in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

	(d)	Title of Class of Securities: Common Units Representing Limited Partnership Interests (“Common Units”)

	(e)	CUSIP Number: Y11082107

CUSIP No. Y11082107	SCHEDULE 13G	Page 19 of 27

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

VOF directly holds 100,000 Common Units and 3,940,404 Class B Convertible Preferred Units of the Issuer constituting approximately 3.8% of the Issuer’s Common Units and has the sole power to vote and dispose of such units.

VOF Holdings no longer directly holds any Common Units of the Issuer.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own the Common Units and Class B Convertible Preferred Units of the Issuer held by VOF.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by VOF.

FF Inv directly holds 125,125 Common Units and 1,340,083 Class B Convertible Preferred Units of the Issuer held through its Class F interests, constituting approximately 1.4% of the Issuer’s Common Units, and has the sole power to vote and dispose of such units.

FF GP, in its capacity as the general partner of FF Inv, has the ability to direct the management of FF Inv’s business, including the power to vote and dispose of securities held by FF Inv; therefore, FF GP may be deemed to beneficially own the Common Units and Class B Convertible Preferred Units of the Issuer held by FF Inv.

FF GP Ltd., in its capacity as the general partner of FF GP, has the ability to direct the management of FF GP’s business, including the power to direct the decisions of FF GP regarding the vote and disposition of securities held by FF Inv; therefore, FF GP Ltd. may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by FF Inv.

CUSIP No. Y11082107	SCHEDULE 13G	Page 20 of 27

GP I, in its capacity as the sole shareholder of each of VOF GP Ltd. and FF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of VOF GP Ltd. and FF GP Ltd.  As such, GP I has the power to direct the decisions of each of VOF GP Ltd. and FF GP Ltd. regarding the vote and disposition of securities held by each of VOF and FF Inv; therefore, GP I may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of VOF and FF Inv.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF and FF Inv; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of VOF and FF Inv.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by each of VOF and FF Inv; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of VOF and FF Inv.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by each of VOF and FF Inv; therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of VOF and FF Inv.

OTSC directly holds 49,875 Common Units and 534,159 Class B Convertible Preferred Units of the Issuer constituting approximately 0.6% of the Issuer’s Common Units and has the sole power to vote and dispose of such units.

Management, in its capacity as the duly appointed investment manager of OTSC, and as the sole director of each of VOF GP Ltd. and FF GP Ltd., has the ability to direct the management of OTSC, VOF GP Ltd. and FF GP Ltd., including the power to direct the decisions of OTSC, VOF GP Ltd. and FF GP Ltd. regarding the vote and disposition of securities held by each of OTSC, VOF and FF Inv; therefore, Management may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of OTSC, VOF and FF Inv.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by each of OTSC, VOF and FF Inv; therefore, Management may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of OTSC, VOF and FF Inv.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by OTSC.  Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by each of VOF and FF Inv. Therefore, OCG may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of OTSC, VOF and FF Inv.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by each of OTSC, VOF and FF Inv; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Common Units and Class B Convertible Preferred Units of the Issuer held by each of OTSC, VOF and FF Inv.

CUSIP No. Y11082107	SCHEDULE 13G	Page 21 of 27

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership in this Schedule 13G are based on a total of 106,104,746 Common Units, consisting of 100,290,100 Common Units outstanding as of October 31, 2014, as disclosed in the Form 6-K, and 5,814,646 Class B Convertible Preferred Units beneficially owned by the Reporting Persons, assuming that all of the Class B Convertible Preferred Units  beneficially owned by the Reporting Persons are converted into Common Units at the current conversion ratio of one Common Unit per one Class B Unit and no other outstanding Class B Convertible Preferred Units are converted into Common Units.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

VOF Holdings has ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquire and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. Y11082107	SCHEDULE 13G	Page 22 of 27

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2015

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

CUSIP No. Y11082107	SCHEDULE 13G	Page 23 of 27

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE FF INVESTMENT FUND, L.P.

By:	Oaktree FF Investment Fund GP, L.P.
Its:	General Partner

By:	Oaktree FF Investment Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

CUSIP No. Y11082107	SCHEDULE 13G	Page 24 of 27

OAKTREE FF INVESTMENT FUND GP, L.P.

By:	Oaktree FF Investment Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE FF INVESTMENT FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Authorized Signatory

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

CUSIP No. Y11082107	SCHEDULE 13G	Page 25 of 27

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE-TCDRS STRATEGIC CREDIT, LLC

By:	Oaktree Capital Management, L.P.
Its:	Manager

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

CUSIP No. Y11082107	SCHEDULE 13G	Page 26 of 27

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
	Name:	Lisa Arakaki
	Title:	Managing Director

CUSIP No. Y11082107	SCHEDULE 13G	Page 27 of 27

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).